EXHIBIT 20

NEWS RELEASE

Immediate
Christopher Henkes
262.636.1609 -- c.j.henkes@na.modine.com

Modine's Chairman Donald R. Johnson announces his retirement

RACINE, Wis., May 22, 2003 -- Modine Manufacturing Company (NASDAQ: MODI) announced today that its Chairman of the Board, Donald R. Johnson, has announced his plans to retire at the end of June.
During Mr. Johnson's tenure, Modine achieved many significant accomplishments. Modine's global presence grew through a series of acquisitions and joint ventures. He demonstrated his commitment to technological excellence by building two state-of-the-art technology centers in Racine, Wisconsin and Bonlanden, Germany. Also under his leadership, Modine broadened its product offering by entering new markets such as the electronics and fuel cell markets. He also put in place numerous business practices, such as, lean manufacturing techniques and VBM (value-based management) evaluation practices, which drive operational excellence.
Mr. Johnson began his 25-year career at Modine in 1978 as Plant Manager of the company's McHenry, Illinois facility. Four years later he was named Operations Manager, Automotive Division, advancing to General Manager of the division in 1987. He was elected a company officer in 1988 as Vice President and General Manager of the Automotive Division. In 1990, he was named Group Vice President, Highway Products, and, in 1994, was named Executive Vice President, Operations. Mr. Johnson became President and Chief Operating Officer in October 1996. He was elected to the Modine's Board of Directors in December 1997. Mr. Johnson became President and Chief Executive Officer in April 1998. In April 2002, he became the Chairman of the Board of Directors.
Born on December 17, 1941, Mr. Johnson received his B.S.B.A. from Pittsburg State University in Pittsburg, Kansas, in 1965. He serves on the board of directors of Grede Foundries, Inc., Marshall & Ilsley Corporation, and the Wisconsin Manufacturers and Commerce. He was elected a member of the Board of Regents of the Milwaukee School of Engineering in December 1998.
Modine specializes in thermal management, bringing heating and cooling technology to diversified markets. Modine's products are used in light, medium, and heavy-duty vehicles, HVAC equipment, industrial equipment, refrigeration systems, fuel cells and electronics. Modine can be found on the Internet at www.modine.com.